FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of March, 1998

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

              Form 20-F       __X__              Form 40-F ____________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes __________                     No    ____X____

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________


         Contents:

               1. Quarterly Report for the Quarter Ended January 31, 1998
               2. Press Release dated March 2, 1998
               3. Press Release dated February 17, 1998
               4. Press Release dated January 8, 1998
               5. Press Release dated December 22, 1997
               6. Press Release dated December 17, 1997
               7. Press Release dated December 10, 1997
               8. Press Release dated December 1, 1997
               9. Press Release dated October 22, 1997
              10. Annual Report to Stockholders
              11. Management Information Circular/Proxy Statement dated
                    March 9, 1998

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960 and No. 333-7000) and on Form F-3 (No. 333-7526).


                               QUARTERLY REPORT *

For the quarterly period ending January 31, 1998

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                           N/A
(Country of Incorporation)                 (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code: (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes __x__    No ____


         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                         Outstanding at January 31, 1998
---------------------------------------         -------------------------------
Common Stock, par value $0.01 per share                    20,409,800




------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                         PART I -- FINANCIAL INFORMATION


Item 1. Financial Statements

                              RADICA GAMES LIMITED

                                    FORM 6-K

         The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

         These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended October 31, 1997 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                                         THREE MONTHS
 except per share data)                                          ENDED JANUARY 31,
                                                          -----------------------------
                                                                1998              1997*
                                                          --------------   ------------
                                                            (unaudited)     (unaudited)
REVENUES:
Net sales                                                  $      26,473   $     12,668
Cost of sales                                                    (11,799)        (7,192)
                                                          --------------   ------------
Gross profit                                                      14,674          5,476
                                                          --------------   ------------

OPERATING EXPENSES:
Selling, general and administrative expenses                      (5,192)        (2,447)
Research and development                                            (532)          (470)
Depreciation and amortization                                       (437)          (390)
                                                          --------------   ------------
Total operating expenses                                          (6,161)        (3,307)
                                                          --------------   ------------

OPERATING INCOME                                                   8,513          2,169

OTHER INCOME                                                         193            237

SHARE OF LOSS OF AFFILIATED COMPANY                                  (58)             -

NET INTEREST INCOME                                                  409             134
                                                           -------------   -------------

INCOME BEFORE INCOME TAXES                                         9,057           2,540

PROVISION FOR INCOME TAXES (Note 7)                                  (48)            (18)
                                                           -------------    ------------
NET INCOME                                                 $       9,009    $      2,522
                                                           =============    ============
EARNINGS PER SHARE - BASIC:

Net earnings per share                                     $        0.43    $       0.12
                                                           =============    ============
Average number of shares outstanding                          20,762,290      20,680,000
                                                           =============    ============

EARNINGS PER SHARE - ASSUMING DILUTION:

Net earnings per share and common stock equivalents        $        0.41    $       0.12
                                                           =============    ============
Average number of shares
  and common stock equivalents outstanding                    22,037,645      20,940,178
                                                           =============    ============

* Restated to conform with 1998 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS

                                   ASSETS

                                                                    JAN. 31,         OCT. 31,
                                                                 -------------     ------------
(US Dollars in thousands, except share data)                          1998             1997*
                                                                 -------------     ------------
                                                                  (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                        $      34,199     $     33,504
Short-term investments                                                   2,962            2,050
Accounts receivable, net of allowances for doubtful accounts of $908 in 1998 and $908 in 1997 and estimated customer
  returns of $2,300 in 1998 and $2,327 in 1997                          13,089           18,740
Inventories, net of provision of $2,695 in 1998 and
  $3,479 in 1997 (Note 4)                                               13,030           11,741
Prepaid expenses and other current assets                                  777              681
                                                                 -------------     ------------
        TOTAL CURRENT ASSETS                                            64,057           66,716
                                                                 -------------     ------------
INVESTMENT IN AFFILIATED COMPANY (Note 5)                                  136              194
                                                                 -------------     ------------
PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)                             13,125           12,539
                                                                 -------------     ------------
        TOTAL ASSETS                                             $      77,318     $     79,449
                                                                 =============     ============

                                   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                 $       5,922     $      8,209
Accrued payroll and employee benefits                                      243            1,249
Commissions payable                                                        574              915
Accrued sales expenses                                                   1,871            1,254
Accrued warranty expenses                                                2,530            2,161
Accrued other expenses                                                   5,026            3,776
Income taxes payable                                                       187              213
Deferred income taxes (Note 7)                                              79               79
                                                                 -------------     ------------
        TOTAL CURRENT LIABILITIES                                       16,432           17,856
                                                                 -------------     ------------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  20,409,800 shares outstanding (20,860,200 at
  Oct. 31, 1997) (Note 8)                                                  204              209
Additional paid-in capital                                              21,331           28,589
Retained earnings                                                       39,361           32,800
Cumulative translation adjustment                                          (10)              (5)
                                                                 -------------     ------------
       TOTAL SHAREHOLDERS' EQUITY                                       60,886           61,593
                                                                 -------------     ------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $      77,318     $     79,449
                                                                 =============     ============

* Restated to conform with 1998 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(US Dollars in thousands)                                                     Three months ended
                                                                                  January 31,
                                                                        -----------------------------
                                                                             1998            1997*
                                                                        ------------     ------------
                                                                         (unaudited)      (unaudited)
Cash flow from operating activities:
Net income                                                              $      9,009     $     2,522
Adjustments to reconcile net income to net cash provided by
 operating activities:
   Deferred income taxes                                                           -             108
   Depreciation and amortization                                                 437             390
   (Gain) loss on disposal and write off of property, plant
    and equipment                                                                 (3)              1
   Cumulative translation adjustment                                              (5)             (3)
   Changes in assets and liabilities:
     Accounts receivable                                                       5,651           3,667
     Inventories                                                              (1,289)          2,018
     Prepaid expenses and other current assets                                   (96)            (63)
     Accounts payable                                                         (2,287)         (1,794)
     Accrued payroll and employee benefits                                    (1,006)           (611)
     Commissions payable                                                        (341)           (303)
     Accrued sales expenses                                                      617             167
     Accrued warranty expenses                                                   369               -
     Accrued other expenses                                                    1,250            (195)
     Income taxes payable                                                        (26)            (94)
     Interest in affiliated company                                               58               -
                                                                        ------------     ------------
Net cash provided by operating activities                               $     12,338     $      5,810
                                                                        ------------     ------------
Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                               25                -
Purchase of property, plant and equipment                                     (1,045)            (256)
Increase of short-term investment                                               (912)              (1)
                                                                        ------------     ------------
Net cash used in investing activities                                   $     (1,932)    $       (257)
                                                                        ------------     ------------
Cash flow from financing activities:
Issue of common stock                                                            270                -
Repurchase of common stock                                                    (9,981)               -
Repayment of long-term debt                                                        -              (74)
                                                                        ------------     ------------
Net cash used in by financing activities                                $     (9,711)    $        (74)
                                                                        ------------     ------------
Net increase in cash and cash equivalents                               $        695     $      5,479
Cash and cash equivalents:
  Beginning of period                                                   $     33,504     $      8,527
                                                                        ------------     ------------
  End of period                                                         $     34,199     $     14,006
                                                                        ============     ============
Supplementary disclosures of cash flow information:
  Cash paid/(received) during the period for:
    Interest                                                            $         65     $          8
    Income taxes                                                                  74             (112)

* Restated to conform with 1998 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The Company designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars as the Company's sales are predominantly denominated in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 30 years, the term of the lease. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Investments -- Debt and equity securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt and equity securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

     Foreign currency translation - Assets and liabilities of foreign operations are translated using year-end exchange rates. Revenues and expenses of foreign operations are translated using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net losses from foreign exchange transactions of $47 and $29 in the quarter ended January 31, 1998 and 1997 respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide post-retirement benefits other than pensions to employees and post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income (loss) and earnings (loss) per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 9.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Earnings (loss) per share - Earnings (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents result from dilutive stock options. The effect of such common stock equivalents on net income
     (loss) per share is computed using the treasury stock method.


     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

     Comprehensive income and segment information - Regarding the reporting of comprehensive income prescribed by SFAS No. 130, since the Company did not have any material items of other comprehensive in the quarter ended January 31, 1998 and 1997, the net income reported in the consolidated statements of operation is equivalent to the total comprehensive income. Further, as the Company has only one operating segment, the adoption of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", did not result in any restatement of comparative information.

     Reclassifications - Certain reclassifications have been made to prior periods amounts to conform with the 1998 presentation.

3.   SHORT-TERM INVESTMENTS

     The Company's short-term investments, all of which are classified as available-for-sale as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", consist primarily of United States government and Federal agency securities and are stated at market value. No unrealized gain or loss on these investments was recognized during the quarter.

4.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                 January 31,               October 31,
                                    1998                        1997
                                -------------            ----------------
                                 (unaudited)
Raw materials                   $        3,778           $          2,786
Work in progress                         3,157                      2,889
Finished goods                           6,095                      6,066
                                 -------------           ----------------
                                $       13,030           $         11,741
                                 =============           ================

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

5.   INVESTMENT IN AFFILIATED COMPANY

     In May 1997, the Company acquired 123,000 shares of the capital stock of U-Tel, Inc., a private company incorporated in Nevada, United States of America, which is engaged in research and development of telecommunication equipment, for $1,000 in cash. This investment represents a 34.6% interest. U-Tel, Inc. is in the early stages of its product development cycle and accordingly the excess purchase price over fair value of the net assets acquired of $665, has been charged to operations for the year ended October 31, 1997.

6.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:


                                             January 31,          October 31,
                                                1998                  1997
                                           ---------------      --------------
                                            (unaudited)
Land and buildings                         $        9,864       $        9,882
Plant and machinery                                 3,944                3,633
Furniture and equipment                             3,345                3,184
Leasehold improvements                              1,363                1,318
Construction-in-progress                              510                    -
                                           --------------       --------------
  Total                                    $       19,026       $       18,017
Less: Accumulated depreciation and
      Amortization                                 (5,901)              (5,478)
                                           ---------------      --------------
  Total                                    $        13,125      $       12,539
                                           ===============      ==============

     No amortization of capital lease assets was included in depreciation and amortization expenses in the accompanying statements of operations, for the quarter ended January 31, 1998. For the quarter ended January 31, 1997, such amortization of capital lease assets amounted to $17.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   INCOME TAXES

     The components of income from continuing operations before income taxes are as follows:

                                               Three months ended January 31,
                                            -----------------------------------
                                                 1998                 1997
                                            ---------------      --------------
                                             (unaudited)          (unaudited)
United States                               $         1,973       $          63
Foreign subsidiaries operating in :
     People's Republic of China                       7,000               2,265
     Hong Kong                                           84                 212
                                            ---------------      --------------
                                            $         9,057      $        2,540
                                            ===============      ==============


     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The provision for income taxes consists of the following:

                                               Three months ended January 31,
                                            -----------------------------------
                                                 1998                 1997
                                            ---------------      --------------
                                             (unaudited)          (unaudited)
Hong Kong
   Current income tax                       $           (5)      $          (4)
   Deferred                                              -                   -
                                            ---------------      --------------
                                            $           (5)      $          (4)
United States
   State tax benefit, net of
     federal tax beneit                     $          (43)      $         (14)
   Deferred                                              -                   -
                                            ---------------      --------------
                                            $          (43)      $         (14)
                                            ---------------      --------------

                                            $          (48)      $         (18)
                                            ===============      ==============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   INCOME TAXES (Continued)

     A reconciliation between the provision for income taxes computed by applying the statutory tax rates in the United States for 1998 and 1997 to income before income taxes and the actual provision for income taxes is as follows:


                                               Three months ended January 31,
                                            -----------------------------------
                                                 1998                 1997
                                            ---------------      --------------
                                             (unaudited)          (unaudited)

US statutory rate                                       34%                 34%
                                            ---------------      --------------
Provision for income taxes at
  statutory rate on income for the year     $       (3,079)      $        (863)
State income taxes                                     (31)                 (4)
International rate differences                       2,751                 566
Accounting (losses) gains for which
  deferred income tax cannot be
  recognized                                          (251)                286
Decrease in valuation allowance                        520                   -
Other                                                   42                  (3)
                                            ---------------      --------------
Income tax provision                        $          (48)      $         (18)
                                            ===============      ==============

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

7.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At January 31, 1998 and October 31, 1997 deferred income taxes comprised:

                                             January 31,          October 31,
                                                1998                  1997
                                           ---------------      --------------
                                            (unaudited)

Deferred tax (liabilities) assets:
Excess of tax over financial
  reporting depreciation                   $          (79)      $          (79)
Tax losses                                            312                1,173
Bad debt allowance                                    309                  309
Advertising allowances                                661                  244
Inventory obsolescence reserve                        528                  643
Accrued sales adjustments and returns               1,360                1,321
Other                                                 716                  716
                                           --------------       --------------
                                                    3,807                4,327
Valuation allowance                                (3,886)              (4,406)
                                           ---------------      --------------
                                           $          (79)      $          (79)
                                           ===============      ==============

8.   COMMON STOCK

     On December 22, 1997, the Board adopted a plan authorizing the Company to repurchase up to one million shares of its common stock. In the first quarter of fiscal 1998, the Company purchased 684,800 shares at an average price of $14.525 per share under this program. All of these repurchased shares were cancelled during the quarter. Since January 31, 1998, the Company has repurchased a further 175,600 shares at an average price of $14.97 per share.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

9.   STOCK OPTIONS

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meeting in April 1997, the Stock Option Plan's aggregate number of common stock increased by 400,000 to 2,000,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     In January 1996, due to the reduced market price of Radica Games common stock, the Company offered active employees holding outstanding options the opportunity to exchange them for stock options at an exercise price equal to the fair market value at that time. As a result of the offer, holders of 916,000 options at an exercise price of $8.50 returned their options for cancellation and 916,000 options at an exercise price of $1.375 were granted in exchange.

     In January 1997, 60,000 stock options held by outside directors at an exercise price of $11.00 per share were repriced to $1.72 per share, the market price on January 3, 1997. Upon each re-election to the Board of Directors in 1995 and 1996, each outside director received non-qualified stock options to purchase 5,000 shares of Common Stock of the Company at $3.66 per share and $1.50 per share, respectively. Upon re-election to the Board of Directors in 1997 and thereafter, each outside director received or will receive non-qualified stock options to purchase 15,000 shares of Common Stock of the Company at an exercise price equal to the current market price on such date.

     Option activity for the quarter ended January 31, 1998:-


                                                                Weighted average
                                                Number           exercise price
                                               of shares           per share
                                            (in thousands)             $

Outstanding at October 31, 1997                       1,756               2.31
Options granted                                          40              15.63
Options cancelled                                         -                  -
Options exercised                                      (234)              1.15
                                           ----------------
Outstanding at January 31, 1998                       1,562               2.83
                                           ================

Exercisable at January 31, 1998                         612               3.28

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

9.   STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of January 31, 1998:


                                        Options Outstanding                               Options exercisable
                    -------------------------------------------------------      --------------------------------------

                                                         Weighted average
                                     Weighted average        remaining                           Weighted average
 Exercise             Number          exercise price        contractual             Number        exercise price
 price range         of shares          per share           life (years)           of shares         per share
------------        -------------    ----------------    ----------------        -------------   ----------------
                    (in thousands)          $                                    (in thousands)          $

$0.567 to 2.000               933               1.34                8.13                  182               1.49
$2.001 to 4.000               480               3.45                9.19                  400               3.52
$4.001 to 6.000                10               5.00                9.40                   -                  -
$6.001 to 8.000                59               6.76                9.49                   -                  -
$8.001 to 10.000                5               8.60                9.60                   -                  -
$10.001 to 12.000              30              11.00                6.37                   30             11.00
$12.001 to 14.000               5              12.20                9.60                    -                 -
$14.001 to 15.625              40              15.63                9.83                    -                 -
                    -------------                                                ------------
                            1,562               2.83                8.53                  612              3.28
                    =============                                                ============

     Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $8.09 and $0.58 per option for the quarter ended January 31, 1998 and 1997, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                               Three months ended January 31,
                                            -----------------------------------
                                                 1998                 1997
                                            ---------------      --------------
                                             (unaudited)          (unaudited)

Expected life of options                         5 years              5 years
Risk-free interest rate                           6.50%                6.50%
Expected volatility of underlying stock            50%                  50%
Dividends                                           0%                   0%

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

9.   STOCK OPTIONS (Continued)

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income (loss) earnings (loss) per share would have been reduced to the pro forma amounts as follows:

                                               Three months ended January 31,
                                            -----------------------------------
                                                 1998                 1997
                                            ---------------      --------------
                                             (unaudited)          (unaudited)

     Pro forma net income                   $       8,858        $      2,438
     Pro forma earnings per share           $        0.43        $       0.12


10.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has three customers which accounted for more than twenty-six percent, eleven percent and ten percent of net sales in the quarter ended January 31, 1998 and three customers which accounted for more than twenty percent, eighteen percent and ten percent of net sales in fiscal 1997. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

11.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and short-term investments, accounts receivable and accounts payable are reasonable estimates of their fair value.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

12.  COMMITMENTS AND CONTINGENCIES

     The Company leases several warehouses and equipment under operating leases. Total expense for the operating leases was $97 and $94 for the quarter ended January 31, 1998 and 1997, respectively.

     At January 31, 1998, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                                   Operating
                                                    leases
                                               ---------------

          1998                                 $           214
          1999                                             201
          2000                                             188
          2001                                              56
          2002                                              30
                                               ---------------
          Total minimum lease payments         $           689
                                               ===============


     At January 31, 1998, certain leasehold land and buildings with a net book value of $4,967 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

13.  RETIREMENT PLAN

     The Company has defined contribution retirement plans covering substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $28 and $24 for the quarters ended January 31, 1998 and 1997, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

14.  LITIGATION

     Ten purported class actions filed in various United States District Courts against the Company, various of its officers and directors, and the managing underwriters of the Company's initial public offering were consolidated in the United States District Court for the District of Nevada under the caption In re Radica Games Limited Securities Litigation, Master File No. CV-S-94-00653-DAE (LRL). Plaintiffs filed a consolidated complaint on November 4, 1994 that superseded all the complaints in the individual actions.

     The named plaintiffs originally sought to represent a class consisting of purchasers of the Company's common stock in the initial public offering or in the open market from May 13 through July 22, 1994 and sought unquantified monetary damages and other relief against the defendants for alleged violations of Sections 11, 12(2), and 15 of the Securities Act of 1933, Sections 10b (and Rule 10b-5 thereunder), 20(a), and 20A(a) of the Securities Exchange Act of 1934, Sections 90.570, 90.660 and 90.660.4 of the Nevada Revised Statutes, and the common law of Nevada relating to the Company's registration statement and other public disclosures. As a consequence of an Order of the Court granting in part defendants' motion to dismiss the complaint and a stipulation of the parties, all of plaintiffs' claims other than those arising under the Securities Act of 1993, and limited to certain specified statements in the Company's registration statement, were dismissed without prejudice. Pursuant to a stipulation of the parties, the Court provisionally agreed to treat the remaining claims as class claims.

     After the close of discovery, plaintiffs moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. Shortly thereafter, the Company moved for summary judgment seeking dismissal of the complaint. Following a hearing on July 31, 1996, the District Court entered an Order (i) denying plaintiffs' motion to amend the complaint and (ii) granting the Company's (and the other defendants') motion for summary judgment, and on August 9, 1996 the District Court entered a judgment dismissing the action. Plaintiffs subsequently moved for reconsideration of the grant of summary judgment against them, and the court denied their motion.

     Plaintiffs filed a timely appeal to the United States Court of Appeals for the Ninth Circuit, and oral argument of such appeal was held on November 5, 1997. On November 14, 1997, the Court of Appeals entered an Order affirming the judgment of the District Court. Plaintiffs sought no further review and such judgment is now final.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

15.  SEGMENT INFORMATION

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. Geographic financial information is as follows:

                                               Three months ended January 31,
                                            -----------------------------------
                                                 1998                 1997
                                            ---------------      --------------
                                             (unaudited)          (unaudited)
     Net sales:
       United States                        $      18,614        $      9,390
       PRC and Hong Kong                            6,990               2,885
       Other                                          869                 393
                                            ---------------      --------------
                                            $      26,473        $     12,668
                                            ===============      ==============
     Operating income (loss):
       United States                        $       1,486        $         25
       PRC and Hong Kong                            6,892               2,130
       Other                                          135                  14
                                            ---------------      --------------
                                            $       8,513        $      2,169
                                            ===============      ==============
     Identifiable assets:
       United States                        $      20,584        $     11,339
       PRC and Hong Kong                           55,666              29,954
       Other                                        1,068               1,175
                                            ---------------      --------------
                                            $      77,318        $     42,468
                                            ===============      ==============

     A significant portion of PRC and Hong Kong net sales were export sales to the United States.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

16.  VALUATION AND QUALIFYING ACCOUNTS


                                               Three months ended January 31,
                                            -----------------------------------
                                                 1998                 1997
                                            ---------------      --------------
                                             (unaudited)          (unaudited)
     Beginning of quarter:
       Allowances for doubtful accounts     $         908        $        234
       Estimated customer returns                   2,327                 817
       Provision for inventories                    3,479               8,419
                                            ---------------      --------------
                                            $      26,473        $     12,668
                                            ===============      ==============
     Charged to cost and expenses:
       Allowances for doubtful accounts     $         120        $         63
       Estimated customer returns                     456                  65
       Provision for inventories                       -                    -
                                            ---------------      --------------
                                            $         576        $        128
                                            ===============      ==============
     Release of provision:
       Allowances for doubtful accounts     $        (120)       $          -
       Estimated customer returns                    (483)               (120)
       Provision for inventories                     (784)             (1,310)
                                            ---------------      --------------
                                            $      (1,387)       $     (1,430)
                                            ===============      ==============
     End of quarter:
       Allowances for doubtful accounts     $         908        $        297
       Estimated customer returns                   2,300                 762
       Provision for inventories                    2,695               7,109
                                            ---------------      --------------
                                            $       5,903        $      8,168
                                            ===============      ==============

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1997 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED JANUARY 31, 1998
COMPARED TO THE QUARTER ENDED JANUARY 31, 1997

         Net revenues for the quarter ended January 31, 1998 were $26.47 million, increasing 108.9% from $12.67 million for the same quarter in 1997. The Company sold approximately 3.2 million units in the first quarter of fiscal 1998, an increase of approximately 39.1% from the first quarter of fiscal 1997. This was the result of continued strong sales of 1997 product such as Bass Fishin'(TM), Deep Sea Fishin'(TM), Night Vision Tank Assault(TM), Night Vision Sub Assault(TM) and Solitaire, together with the impact of new Casino products (the "Players Choice" line and the low-priced "Pocket" line), Junior Bass Fishin'(TM), Solitaire Lite and the mass market version of Lunker Bass Fishin'(TM) released during the quarter. In addition, sales to the Hasbro Games Group grew by 50% from $2.0 million in the first quarter of fiscal 1997 to $3.0 million in the first quarter of fiscal 1998. In the first quarter of fiscal year 1998, 54.7% of sales related to Fishing games, 6% to Combat games, 5.4% to Sports games, 14.1% to Casino games, 7.9% to Heritage games, and 11.9% to O.E.M. production.

         The gross profit for the first quarter of fiscal 1998 increased by $9.19 million to $14.67 million from $5.48 million in the first quarter of 1997 and the gross margin for the first quarter increased to 55.4% from 43.2% for the same quarter last year. The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and OEM production as OEM production dropped as a percentage of sales from 15.8% to 11.3%. In addition, approximately 1.6% of the first quarter margin or $0.41 million of gross profit was as a result of sales of product which had previously been written off.

         Operating expenses increased 86.1% to $6.16 million in the first quarter of fiscal 1998 from $3.31 million in the same quarter of fiscal 1997, mainly as a result of sales related costs, research and development and salaries due to certain management additions. As a percentage of sales, operating expenses dropped from 26.1% in the first quarter of fiscal 1997 to 23.3% in the first quarter of fiscal 1998. Commissions for the first quarter of fiscal 1998 increased 112.5% to $0.85 million due to increased sales; indirect salaries and wages increased 46.5% to $1.26 million due primarily to management additions; advertising and promotion expenses increased 1,191.7% to $1.55 million primarily as a result of accrued expenditure for advertising; and research and development expenses increased 12.8% to 0.53 million due to increases in staff.

         Operating income for the first quarter of 1998 increased by $6.34 million to $8.51 million compared to $2.17 million for the same quarter last year.

         The operating margin rose to 32.2% during the first quarter compared to 17.1% during the same quarter last year.

         Net profit for the quarter ended January 31, 1998 was $9 million or $0.43 per share versus $2.52 million or $0.12 per share for the first quarter of 1997.

CAPITAL RESOURCES AND LIQUIDITY

         Cash and cash equivalents totaled $34.2 million at January 31, 1998, up $0.7 million from year-end 1997. Working capital at January 31, 1998 was $47.6 million, a $1.2 million decrease from working capital of $48.8 million at October 31, 1997. The ratio of current assets to current liabilities increased to 3.9 at January 31, 1998 from 3.7 at October 31, 1997. This increase in the current ratio is as a result of profits made during the period.

         There were no short-term borrowings at January 31, 1998 or at October 31, 1997.

         During the quarter the Company repurchased 684,800 shares at an average price of $14.525. Since January 31 the Company has repurchased a further 175,600 shares at an average price of $14.97. The Company had previously announced that the Board had authorized the repurchase of up to 1 million shares.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy its current anticipated working capital needs.


            The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results as a result of various factors including those set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1997, as filed with the Securities and Exchange Commission. In particular, see "Item 1. Description of Business - Risk Factors" in such Report on Form 20-F.


Item 3.  Qualitative and Quantitative Disclosures About Market Risk

         Not applicable.

PART II -- OTHER INFORMATION


Item 1.  Legal Proceedings

         See Note 14 to the accompanying financial statements.

Item 2.  Changes in Securities and Use of Proceeds

         None.

Item 3.  Defaults Upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         None.

Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a)      Exhibits

                  None.

         (b)      Reports on Form 8-K

                  None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             RADICA GAMES LIMITED




Date: March 6, 1998                         /s/ David C.W. Howell
      ---------------                       -----------------------------------
                                            David C.W. Howell
                                            Executive Vice President
                                            Chief Financial Officer